FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Block Arthur R.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation (formerly named AT&T Comcast Corporation): CMCSA and CMCSK						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Senior Vice President, Secretary and General Counsel
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year) November 20, 2002			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Special Common Stock	11/18/02		A		36,988	A	(1)	36,988	D
Class A Special Common Stock	11/18/02		A		20	A	(1)	20	I	By Daughter
Class A Special Common Stock	11/18/02		A		20	A	(1)	20	I	By Son

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security(1)	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)(1)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares(1)
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		A		27,376		(2)	1/10/2004	Class A Special Common Stock	27,376		27,376	D
Option to Purchase Class A Special Common Stock	$7.3125	11/18/02		A		6,000		(3)	1/10/2005	Class A Special Common Stock	6,000		6,000	D
Option to Purchase Class A Special Common Stock	$8.6875	11/18/02		A		9,002		Immediately	4/17/2006	Class A Special Common Stock	9,002		9,002	D
Option to Purchase Class A Special Common Stock	$9.1875	11/18/02		A		3,490		Immediately	2/05/2007	Class A Special Common Stock	3,490		3,490	D
Option to Purchase Class A Special Common Stock	$9.1875	11/18/02		A		9,884		Immediately	2/05/2007	Class A Special Common Stock	9,884		9,884	D
Option to Purchase Class A Special Common Stock	$14.9375	11/18/02		A		3,696		(4)	1/09/2008	Class A Special Common Stock	3,696		3,696	D
Option to Purchase Class A Special Common Stock	$14.9375	11/18/02		A		28,532		(5)	1/09/2008	Class A Special Common Stock	28,532		28,532	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		A		100,000		(6)	6/16/2008	Class A Special Common Stock	100,000		100,000	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		A		22,320		(7)	6/16/2008	Class A Special Common Stock	22,320		22,320	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		A		77,680		(8)	6/16/2008	Class A Special Common Stock	77,680		77,680	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		A		28,750		(9)	5/03/2009	Class A Special Common Stock	28,750		28,750	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		A		3,044		(10)	5/03/2009	Class A Special Common Stock	3,044		3,044	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		A		18,206		(11)	5/03/2009	Class A Special Common Stock	18,206		18,206	D
Option to Purchase Class A Special Common Stock	$37.5625	11/18/02		A		2,662		6/02/2009	6/02/2010	Class A Special Common Stock	2,662		2,662	D
Option to Purchase Class A Special Common Stock	$37.5625	11/18/02		A		197,338		(12)	6/02/2010	Class A Special Common Stock	197,338		197,338	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		A		5,408		(13)	7/30/2011	Class A Special Common Stock	5,408		5,408	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		A		69,592		(14)	7/30/2011	Class A Special Common Stock	69,592		69,592	D
Option to Purchase Class A Special Common Stock	$35.4900	11/18/02		A		125,000		(15)	1/24/2012	Class A Special Common Stock	125,000		125,000	D
Option to Purchase Class A Special Common Stock	$19.5600	11/18/02		A		15,000		(16)	8/05/2012	Class A Special Common Stock	15,000		15,000	D
Option to Purchase Class A Special Common Stock	$23.8400	11/18/02		A		96,250		(17)	10/28/2012	Class A Special Common Stock	96,250		96,250	D
Option to Purchase Class A Special Common Stock	$23.8400	11/18/02		A		3,750		4/28/2012	10/28/2012	Class A Special Common Stock	3,750		3,750	D

Explanation of Responses:

(1)	Shares and options to purchase shares of Issuer common stock were acquired pursuant to the merger of each of Comcast Holdings Corporation (formerly named Comcast Corporation) and Comcast Cable Communications Holdings, Inc. (formerly named AT&T Broadband Corp.) with wholly-owned subsidiaries of the Issuer.
(2)	21,376 shares are immediately exercisable and 3,000 shares are exercisable on each of 1/10/2003 and 7/10/2003.
(3)	1,500 shares are immediately exercisable; 1,500 shares are exercisable on each of 1/10/2003, 1/10/2004 and 7/10/2004.
(4)	1,988 shares are immediately exercisable and 1,708 shares are exercisable on 1/09/2003.
(5)	24,522 shares are immediately exercisable and 4,010 shares are exercisable on 1/09/2003.
(6)	80,000 shares are immediately exercisable and 20,000 shares are exercisable on 6/16/2003.
(7)	4,608 shares are exercisable on 6/16/2004 and 5,904 shares are exercisable on each of 6/16/2005, 6/16/2006 and 6/16/2007.
(8)	40,000 shares are immediately exercisable; 10,000 shares are exercisable on 6/16/2003; 5,392 shares are exercisable on 6/16/2004; 12,288 shares are exercisable on 6/16/2007; and 10,000 shares are exercisable on 12/16/2007.
(9)	17,250 shares are immediately exercisable and 5,750 shares are exercisable on each of 5/03/2003 and 5/03/2004.
(10)	2,125 shares are exercisable on 5/03/2008 and 919 shares are exercisable on 11/03/2008.
(11)	6,375 shares are immediately exercisable; 2,125 shares are exercisable on each of 05/03/2003, 05/03/2004, 05/03/2005, 05/03/2006 and 05/03/2007; and 1,206 shares are exercisable on 11/03/2008.
(12)	40,000 shares are immediately exercisable; 20,000 shares are exercisable on each of 6/02/2003, 6/02/2004, 6/02/2005, 6/02/2006, 6/02/2007 and 6/02/2008; 17,388 shares are exercisable on 6/02/2009; and 20,000 shares are exercisable on 12/02/2009.
(13)	2,704 shares are exercisable on each of 7/30/2010 and 1/30/2011.
(14)	23,500 shares are exercisable on 7/30/2003; 11,750 shares are exercisable on each of 7/30/2004, 7/30/2005 and 7/30/2006; 3,250 shares are exercisable on each of 7/30/2007, 7/30/2008 and 7/30/2009; and 546 shares are exercisable on each of 7/30/2010 and 7/30/2011.
(15)	40,000 shares are exercisable on 1/24/2004; 20,000 shares are exercisable on each of 1/24/2005, 1/24/2006 and 1/24/2007; 5,000 shares are exercisable on each of 1/24/2008, 1/24/2009, 1/24/2010, 1/24/2011 and 7/24/2011.
(16)	6,000 shares are exercisable on 8/05/2004 and 3,000 shares are exercisable on each of 8/05/2005, 8/05/2006 and 8/05/2007.
(17)	32,500 shares are exercisable on 10/28/2004; 16,250 shares are exercisable on each of 10/28/2005, 10/28/2006 and 10/28/2007; and 3,750 shares are exercisable on each of 10/28/2008, 10/28/2009, 10/28/2010 and 10/28/2011.

/s/ Arthur R. Block	December 5, 2002

** Signature of Reporting Person	Date
Arthur R. Block

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.